UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2019

NowRx, Inc.

(Exact name of registrant as specified in its charter)

Delaware	47-4054162
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

2224 Old Middlefield Way

Mountain View, California 94043

(Mailing Address of principal executive offices)

(650) 386-5761

Issuer’s telephone number, including area code

In this report, the term “NowRx,” ”we,” “us” or “the company” refers to NowRx, Inc.

This report may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company’s management. When used in this report, the words “estimate,” “project,” “believe,” “anticipate,” “intend,” “expect” and similar expressions are intended to identify forward-looking statements, which constitute forward looking statements. These statements reflect management’s current views with respect to future events and are subject to risks and uncertainties that could cause the company’s actual results to differ materially from those contained in the forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in Item 3 of this report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Unless otherwise indicated, latest results discussed below are as of June 30, 2019. The financial statements included in this filing as of and for the six months ended June 30, 2019 are unaudited, and may not include year-end adjustments necessary to make those financial statements comparable to audited results, although in the opinion of management all adjustments necessary to make interim statements of operations not misleading have been included.

Overview

The company is an on-demand pharmacy, leveraging the latest in software technology, artificial intelligence, robotics and logistics to provide free same-day delivery of prescription medications, thereby avoiding the need to ever visit the pharmacy. NowRx was founded in February 2015 and commenced operations and revenue generation in January 2016. In 2015 the company was focused on obtaining its pharmacy licenses, developing the technology for the pharmacy platform and the mobile app, and establishing its first pharmacy location.

The company’s net sales consist of payments for prescription and some over-the-counter (“OTC”) items. For a prescription medication covered by a third-party payor, such as an insurance company, a pharmacy benefit management (“PBM”) company or manufacturer coupon plan, the company receives a portion of its revenues from the patient, in the form of a co-payment paid or charged at the time the prescription is filled, and the remainder as a reimbursement from the third-party payor, at contracted prices. For prescription medication not covered by a third-party payor, the payment is collected entirely from the patient. The company records the amounts subject to reimbursement in accounts receivable until payment is received, typically 20-45 days after the prescription is filled. Cost of goods sold consists primarily of prescription and OTC medications that are acquired from wholesale suppliers.

Our net sales, gross profit margin and gross profit are impacted by, among other things, the percentage of prescriptions that we fill that are generic versus brand name, the rate at which new generic and brand name drugs are introduced to the market, the mix of business between prescription medications and OTC items, and variations in wholesale pricing. Because any number of factors outside of our control can affect timing for a generic conversion, we face substantial uncertainty in predicting when such conversions will occur and what effect they will have on particular future periods. Further consolidation among generic manufacturers coupled with changes in the number of major brand name drugs anticipated to undergo a conversion from branded to generic status may also result in gross margin pressures within the industry. We continuously face reimbursement pressure from PBM companies and other commercial third-party payors. In addition, plan changes with rate adjustments often occur in January and our reimbursement arrangements may provide for rate adjustments at prescribed intervals during their term. Wholesale pricing plans provide volume discounts that present an opportunity to increase gross margins as we grow our business. Increasing the percentage of revenue contributed by OTC items can also expand margins, as OTC items typically have higher margins than prescription medications. Longer term, we expect downward pressure on reimbursements to be offset by improvements in wholesale volume discounting and increased OTC sales. However there is significant uncertainty in predicting the result of these offsetting factors on margins.

Results of Operations

Six Months ended June 30, 2019 Compared to Six Months ended June 30, 2018

Net Sales

The company’s net sales for the six months ended June 30, 2019 (“Interim 2019”) were $3,187,138, an increase of $1,023,813, or 47%, from net sales of $2,163,325 for the six months ended June 30, 2018 (“Interim 2018”). This increase is attributable to a significant increase in number of customers. Cost of goods sold was $2,809,828 for Interim 2019, resulting in gross profit of $377,310, and a gross margin of 11.8%. This compares to cost of goods sold totaling $1,816,835, gross profit of $346,490, and a gross margin of 16.0% in Interim 2018. The company sold 33,805 prescription orders in Interim 2019, as compared to 18,467 in Interim 2018. Average revenue per prescription and average gross profit per prescription during Interim 2019 were $94.28 and $10.25, respectively. During Interim 2018, average revenue per prescription was $117.14 and the average gross profit per prescription was $18.76. The recent reduction in gross profit per prescription is primarily the result of an increase in the rate of human errors during inventory purchasing and insurance claim submission processes, errors that the off-the-shelf industry pharmacy management system has been unable to sufficiently control as the company’s transaction volume has continued to grow. In April 2019, the company implemented its own proprietary pharmacy management system to increase pharmacy automation and to improve control over inventory purchasing and insurance claim submissions, with several additional features planned during the remainder of 2019. While the company is confident it can reduce the rate of human errors with further automation, there can be no guarantee that the company will be successful in its efforts. The company’s mix of business, brand name drug versus generic drug, which causes significant variation in revenue and margin per prescription, did not change materially during the first half of 2019 as compared to the same period in 2018. While the company does not anticipate dramatic change in the mix of business in the near term, new contracts from wholesaler arrangements, drug manufacturers, health facilities or other partners could have significant impact on its mix of business and/or margins.

Operating Expenses

To provide a better financial perspective on operations, with this filing the company is including a new category of operating expenses, pharmacy operations and support, reflecting costs specific to pharmacy operations. Historically, pharmacy operating costs were included along with corporate overhead expenses in general and administrative expenses. Management believes this categorization will improve analysis of our financial results. Note that when comparisons are made to prior periods, the company has restated historical financials with pharmacy operations and support broken out. Going forward, the company’s operating expenses will consist of pharmacy operations and support, general and administrative, sales and marketing, depreciation, and research and development expenses. Pharmacy operations and support consists of expenses related to pharmacy payroll, delivery costs, rent for fulfilment and micro-fulfillment centers and other pharmacy operations expense, such as pharmacy supplies, licenses and permits. General and administrative consists of corporate overhead expenses, primarily of payroll for administrative staff, legal and accounting expense, and headquarters rent.

Operating expenses for Interim 2019 were $2,711,677, compared to $1,241,432 for Interim 2018, an increase of $1,470,245, or 118%, resulting from the company’s expanding operations to meet increased customer demand, increase in marketing to raise awareness, and increase in technology development. Pharmacy operations and support expenses represented the largest component of this increase, from $630,452 in Interim 2018 to $1,531,317 for Interim 2019, as:

•	The company’s pharmacy payroll increased from $323,291 for Interim 2018 to $704,630 for Interim 2019, as the company fulfilled 33,305 prescriptions during Interim 2019 versus 18,282 prescriptions fulfilled during Interim 2018.
•	Delivery costs increased from $195,720 for Interim 2018 to $360,372 for Interim 2019, as the company delivered 82% more prescriptions during Interim 2019 as compared to Interim 2018.
•	Rent and buildout expense increased by $250,902, from $47,478 for Interim 2018 to $298,380 for Interim 2019, as the company added 4 new micro-fulfilment centers to support expansion.
•	Other pharmacy operations expenses for Interim 2019 were $167,936, an increase of 163% from $63,962 for Interim 2018.

General and administrative expenses for Interim 2019 were $347,460, compared to $413,713 for Interim 2018, a decrease of 16%, as the company re-aligned accounting and finance staff. Sales and marketing expenses grew 150% from $162,253 in Interim 2018 to $405,312 in Interim 2019 as the company increased marketing efforts to raise awareness among physicians, health facilities and consumers, including recruiting and hiring a Chief Revenue Office in early May. The company intends to further increase marketing, including advertising and hiring sales representatives, to drive further sales, which will result in a significant increase in these costs in future periods. Research and development expenses increased from $22,816 in Interim 2018 to $375,100 in Interim 2019, as the company developed the 3rd release of its proprietary pharmacy management system, QuickFill v3, enabling multi-location prescription management and certification for electronic prescriptions. The company intends to continue investing in research and development to further enhance our pharmacy automation and logistics software platform.

Other income (expense) consists of interest income and expense. The company had $1,465 in interest income in Interim 2019, compared to interest expense of $120,687 in Interim 2018. The expense in Interim 2018 was attributable to interest accrued or paid on outstanding convertible securities that were converted during 2018 and inventory financing that was fully repaid in 2018. See “—Liquidity and Capital Resources – Indebtedness & Interest Expense.” In Interim 2019, the company had no debt and therefore incurred no interest expense, however, the company earned interest income from a money market account.

As a result of the foregoing factors, the company’s net loss was $2,332,902 for Interim 2019, a 130% increase from a net loss of $1,015,629 in Interim 2018.

Liquidity and Capital Resources

As of June 30, 2019, the company’s cash on hand was $1,339,562. To date, the company has not made any profits and is still a “development stage company.” The company has recorded losses from the time of its inception in the total amount of $7,296,459. On September 20, 2019, the company commenced an offering pursuant to Regulation A under the Securities Act of 1933, as amended (the “2019 Regulation A Offering”), pursuant to which it is offering to sell up to 5,800,969 shares of its Series B Preferred Stock, convertible into shares of Common Stock, at a price of $3.4477 per share. The company intends to utilize the net proceeds from the 2019 Regulation A Offering to execute on its business plans, although there can be no assurances to what extent the offering will be subscribed. The 2019 Regulation A Offering has a minimum offering amount of $1.5 million. In the event that it takes some time for the company to raise funds in the 2019 Regulation A Offering, the company will rely on income from sales, funds raised in any offerings from accredited investors or securing additional capital from another source.

In accordance with ASU No. 2014-15 Presentation of Financial Statements – Going Concern (subtopic 205-40), our management evaluates whether there are conditions or events, considered in the aggregate, that raise substantial doubt about our ability to continue as a going concern within one year after the date that the audited financial statements are issued. We have incurred substantial losses since our inception and we expect to continue to incur operating losses in the near-term. We expect that we will need to raise additional capital to meet anticipated cash requirements over the next several years. In addition, we regularly consider fundraising opportunities and will determine the timing, nature and amount of financings based upon various factors, including market conditions and our operating plans. As we have done historically, we may again in the future elect to finance operations by selling equity or debt securities or borrowing money. If we raise funds by issuing equity securities, dilution to stockholders may result. Any equity securities issued may also provide for rights, preferences or privileges senior to those of holders of our common and preferred stock. If additional funding is required, we cannot assure you that additional funds will be available to us on acceptable terms on a timely basis, if at all, or that we will generate sufficient cash from operations to adequately fund our operating needs. If we are unable to raise additional capital or generate sufficient cash from operations to adequately fund our operations, we will need to curtail planned activities to reduce costs. Doing so will likely have an unfavorable effect on our ability to execute on our business plan, and have an adverse effect on our business, results of operations and future prospects.

2018 Regulation A Offering; Issuance of Series A Preferred Stock

On March 30, 2018, the company commenced an offering pursuant to Regulation A under the Securities Act (the “2018 Regulation A Offering”). In the 2018 Regulation A Offering, the company offered to sell up to 3,500,000 shares of its Series A Preferred Stock, convertible into shares of Common Stock, at a price of $2.00 per share. The company completed the 2018 Regulation A Offering in September 2018. The company issued 3,499,878 shares of Series A Preferred Stock in the 2018 Regulation A Offering, which provided net cash proceeds after total offering expenses and commissions of $6,352,845.  The company used a portion of the net proceeds to hire additional sales personnel, purchase additional equipment and furnishings for its new fulfillment centers, pay security deposits in connection with the 3 new leases executed in 2018 and develop the next phase of its proprietary software.

Indebtedness & Interest Expense

In August and December 2017, the company entered into an inventory financing arrangement with Kabbage for a total of $88,300. This loan was repaid before December 2018. As of June 30, 2019, the company had no debt.

Between 2016 and March 2018, the company entered into interest bearing KISS agreements (Keep it Simple Security) with investors for total proceeds of $1,474,819. The instruments were to mature 24 months after issuance and bore 5% interest per annum. The principal and interest accrued on the KISS agreements were convertible into shares of preferred equity upon the company completing a qualified preferred financing that raised at least $1,000,000 in proceeds. The company held its first closing in connection with the 2018 Regulation A Offering on April 24, 2018, in which it received gross proceeds in excess of $1 million. The initial closing of the 2018 Regulation A Offering constituted a qualified financing for purposes of the KISS agreements. All of the principal and interest due on the KISS agreements was converted into shares of the company’s Series A Preferred Stock at that date.

In April 2018, the company extended the operating lease agreement for its office space in Mountain View, California for an additional 3 years. In connection with entering into the extension and as security deposit for the landlord, the company secured an irrevocable letter of credit with Silicon Valley Bank for $60,000 to the benefit of the landlord. To establish this facility, the Company placed $60,000 in a deposit account with Silicon Valley Bank. At June 30, 2019, the facility has not been drawn down and the company remains current with its lease payments.

In June 2018, the company entered into a 5 year operating lease agreement for pharmacy space in San Jose, California as it expands in the San Francisco Bay Area, and to the company incurred approximately $80,400 in capital expenditures to build-out the new office space.

In December 2018, the company entered into a 5 year operating lease agreement for pharmacy space in Santa Ana, California. Several deficiencies and code violations were cited by the city of Santa Ana. The company notified the landlord of non-compliance along with an estimate of more than $250,000 to bring the space into compliance. After several months of failed attempts to have the landlord bring the space into compliance at the landlord’s expense, the company submitted intent to terminate the lease early. In July 2019, the company and the landlord executed an early termination agreement. As part of this early termination, the company forfeited the security deposit of $50,000.

In January 2019, the company entered into a 5 year operating lease agreement for pharmacy space in Burlingame, California, and during the six months ended June 30, 2019 incurred $59,600 in capital expenditures for build-out.

In February 2019, the company entered into a lease assignment ending May 2020, for pharmacy space in Mountain View, California and during the six months ended June 30, 2019 incurred approximately $37,500 in capital expenditures to build-out this space. This location will serve as a specialty pharmacy location for the company, to target certain classes of specialty medications that require additional pharmacy certifications.

In June 2019, the company entered into a 5 year operating lease agreement for pharmacy space in Irvine, California. Management anticipates capital expenditures of approximately $60,000 to build out this space.

Management anticipates additional capital expenditures in the future as the company continues to expand to new locations.

The company maintains inventory used in the normal course of business, and had $578,024 of inventory on hand as of June 30, 2019.

Trend Information

Margin trends

The company has several initiatives underway to increase gross margins and improve operating margins, as follows:

•	Pharmacy Management System – The company historically utilized an “off-the-shelf” industry software system to manage pharmacy operations. Management has noted several areas of inefficiencies in the pharmacy management system that cause higher than necessary labor costs for filling prescriptions, as well as, inefficiencies in inventory purchasing and insurance claims that negatively impact gross margins. Inventory purchases occur daily and human errors can result in a failure to purchase the lowest cost product available, sometimes having substantial impact on gross margin. Insurance claim processing is also subject to human errors that can negatively affect the insurance claim reimbursement amount, sometimes reducing the reimbursement several fold, again negatively impacting gross margin. During the latter half of 2018 and early 2019, the company developed a proprietary pharmacy management system to replace the “off-the-shelf” industry software the company historically utilized. The company expects this new pharmacy management system over time to reduce labor costs per prescription order, provide improvements in customer service, and improve control over inventory purchasing and insurance claim submissions. The system was put into production during April 2019. The company anticipates the impact on pharmacy labor and gross margin from this new software will first be reflected in the second half of 2019, with further improvements throughout 2020, as the company continues to invest in research and development in software automation. There can be no assurances that these improvements will materialize exactly as expected.

•	AI-Assisted Customer Chat Bot – The company is developing a proprietary system to provide its customer service agents a rapid, precise and effective response to customers via text or app notification. The system is based on artificial intelligent algorithms and natural language processing that accurately interprets pharmacy customer questions and automatically pulls critical information from the patient’s file. The information is presented to the customer service agent in in a variety of natural-language consistent responses that can be sent to the customer with a simple click.
•	Optimized Robotic Dispensing – The company has more than a year of experience with a robotic dispensing system, the usage of which is currently below capacity. As order volume grows and the company further enhances its own proprietary pharmacy management system, we believe there is an opportunity to increase the efficiency and utility of the robot to reduce labor costs per order.
•	Pharmacy Refill Process Optimization – The company is developing proprietary algorithms to opportunistically process refills in advance of customary refill date, based on geographic location, in order to optimize delivery routing and reduce delivery costs per order.
•	Reduced Delivery Expense per Order – As the company increases revenue and customer volume per geography, the customer density increases and the run time per delivery is reduced, increasing the number of orders delivered per driver-hour and reducing the delivery cost per order. In addition, in territories with high customer density, the company plans to add additional micro-fulfilment centers and is developing algorithms to triage new customer requests and upcoming, scheduled refills based on their location to further optimize delivery routing.
•	Wholesale Volume Discounts – Wholesale pharmaceutical suppliers offer discounts for increasing volume of purchases and longer term contracts. As we grow our business, management anticipates being able to purchase products at a reduced cost.
•	Increased OTC sales – Many OTC products on average have a larger gross margin than the average prescription medication. Management intends to increase OTC as a percentage of sales over time, increasing average revenue per order (“basket size”) as well as increasing the overall gross margin for the company.
•	Medication Synchronization – Many customers have multiple prescription medications that refill monthly, but often at times such that the refill dates fall on different days of the month causing multiple trips to the same customer’s house per month. By synchronizing medications, with the customer’s approval, to refill on the same day of the month, delivery efficiency can be enhanced, reducing delivery costs per order.

Order trends

The company seeks to continually grow the number of orders and its revenues by focusing on two initiatives:

•	Increase sales and marketing through a combination of direct consumer advertising and sales representatives, which has generated steady growth from inception in the number of prescriptions, the number of referring physicians, and in revenues. The company plans to substantially increase spending on direct-to-consumer marketing during 2019 and 2020 to accelerate growth in customers and revenue, although there can be no assurances that this effort will produce substantial growth in customers and revenue, or produce a customer acquisition cost (CAC) that is attractive relative to the average life-time-value (LTV) of a typical customers.
•	The company added its second pharmacy location in early June 2019, and has 3 additional locations licensed, including a location in the company’s second territory, Orange County/Los Angeles, with operations planned to start in the second half of 2019. Should the company continue to have access to sufficient growth capital, the company plans to expand into new geographies and anticipate it will experience growth rates and other business performance metrics equal to or better than those achieved in the company’s initial service territory. Even if we are able to meet our projected timeline for establishing new geographies, these operations may not generate the anticipated growth in customers, orders and revenues at the pace that we project. Management believes that, given the growth pattern of revenues since inception through June 30, 2019, assuming we increase marketing expenditures as planned, it is likely that revenues will continue to increase. Even if we are able to meet our projected timeline for establishing the new geographies, these operations may not generate the anticipated growth in customers, orders, revenue and profit(loss) at the pace that we project.

Item 2. Other Information

None.

Item 3. Financial Statements

NowRx, Inc.

A Delaware Corporation

Financial Statements as of June 30, 2019 and December 31, 2018

and for the six-month periods ended June 30, 2019 and 2018

NowRx, Inc.

TABLE OF CONTENTS

Page

FINANCIAL STATEMENTS AS OF JUNE 30, 2019 (UNAUDITED) AND DECEMBER 31, 2018 (AUDITED) AND FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2019 AND 2018 (UNAUDITED).

Balance Sheets	9

Statements of Operations	10

Statements of Changes in Stockholders’ Equity/(Deficit)	11

Statements of Cash Flows	12

Notes to Financial Statements	13-27

NOWRX, INC.

BALANCE SHEETS

As of June 30, 2019 (unaudited) and December 31, 2018 (audited)

	June 30,	December 31,
	2019	2018
ASSETS
Current Assets:
Cash and equivalents	$1,339,562	$4,253,065
Accounts receivable, net	360,603	356,316
Inventory	578,024	446,325
Prepaid expense	82,637	52,452
Deposits	-	15,000
Total Current Assets	2,360,826	5,123,158

Other non-current assets	229,940	175,050
Property and equipment, net	503,082	383,553

TOTAL ASSETS	$3,093,848	$5,681,761

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
Accounts payable	$96,466	$325,471
Accrued liabilities	229,277	264,024
Total Current Liabilities	325,743	589,495

Total Liabilities	325,743	589,495

Stockholders' Equity:
Series A Preferred Stock, $0.00001 par value, 10,000,000 shares authorized, 8,853,173 and 8,841,630 shares issued and outstanding, liquidation preferences of $17,706,346 and $17,683,260 as of June 30, 2019 and December 31, 2018, respectively.	88	88
Common stock, $0.00001 par value, 20,000,000 shares authorized, 8,527,500 and 8,527,500 shares issued and outstanding, 6,906,250 and 5,843,750 vested as of June 30, 2019 and December 31, 2018, respectively.	85	85
Additional paid-in capital	10,064,391	10,055,650
Accumulated deficit	(7,296,459)	(4,963,557)
Total Stockholders' Equity	2,768,105	5,092,266

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$3,093,848	$5,681,761

See accompanying notes, which are an integral part of these financial statements.

NOWRX, INC.

STATEMENTS OF OPERATIONS (UNAUDITED)

For the six-month periods ended June 30, 2019 and 2018

	June 30,	June 30,
	2019	2018
Sales, net	$3,187,138	$2,163,325
Cost of goods sold	(2,809,828)	(1,816,835)
Gross profit	377,310	346,490

Operating Expenses:
Pharmacy operations and support	1,531,217	630,452
General and administrative	347,460	413,713
Sales and marketing	405,312	162,253
Depreciation expense	52,579	12,198
Research and development	375,109	22,816
Total Operating Expenses	2,711,677	1,241,432

Loss from operations	(2,334,367)	(894,942)

Other Income (Expenses):
Interest income (expense)	1,465	(120,687)
Total Other Income (Expenses)	1,465	(120,687)

Net Loss	$(2,332,902)	$(1,015,629)

Weighted-average vested common shares outstanding:
- Basic and Diluted	6,375,000	6,020,833

Net loss per common share
- Basic and Diluted	$(0.37)	$(0.17)

See accompanying notes, which are an integral part of these financial statements. In the opinion of management all adjustments necessary in order to make the interim financial statements not misleading have been included.

NOWRX, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY/(DEFICIT) (UNAUDITED)

For the six-month periods ended June 30, 2019 and 2018

	Series A Preferred Stock		Common Stock		Additional		Total
	Number of Shares	Amount	Number of Shares	Amount	Paid-In Capital	Accumulated Deficit	Stockholders' Equity (Deficit)
Balance at December 31, 2017	-	$-	8,500,000	$85	$33,349	$(1,962,656)	$(1,929,222)

Issuance of preferred stock for cash	1,187,959	12	-	-	2,375,906	-	2,375,918
Issuance of preferred stock as broker commission	59,398	1	-	-	118,795	-	118,796
Offering costs	-	-	-	-	(358,287)	-	(358,287)
Conversion of SAFE agreements	2,539,987	25	-	-	1,829,935	-	1,829,960
Conversion of KISS notes	2,206,153	22	-	-	1,571,006	-	1,571,028
Conversion of Crowd Notes	430,229	4	-	-	258,134	-	258,138
Repurchase of common stock from founders	-	-	(1,700,000)	17	-	-	17
Reissuance of common stock	-	-	1,700,000	(17)	-	-	(17)
Stock-based compensation	-	-	-	-	4,625	-	4,625
Net loss	-	-	-	-	-	(1,015,629)	(1,015,629)
Balance at June 30, 2018	6,423,726	64	8,500,000	85	5,833,463	(2,978,285)	2,855,327

Issuance of preferred stock for cash	2,311,919	23	-	-	4,623,815	-	4,623,838
Issuance of preferred stock as broker commission	104,053	1	-	-	208,105	-	208,106
Offering costs	-	-	-	-	(615,526)	-	(615,526)
Exercise of stock option	-	-	27,500	-	1,375	-	1,375
Stock-based compensation	-	-	-	-	4,418	-	4,418
Net loss	-	-	-	-		(1,985,272)	(1,985,272)
Balance at December 31, 2018	8,841,630	88	8,527,500	85	10,055,650	(4,963,557)	5,092,266

Issuance of preferred stock as broker commission	11,543	-	-	-	23,086	-	23,086
Offering costs	-	-	-	-	(24,129)	-	(24,129)
Stock-based compensation	-	-	-	-	9,784	-	9,784
Net loss	-	-	-	-	-	(2,332,902)	(2,332,902)
Balance at June 30, 2019	8,853,173	$88	8,527,500	$85	$10,064,391	$(7,296,459)	$2,768,105

See accompanying notes, which are an integral part of these financial statements.

NOWRX, INC.

STATEMENTS OF CASH FLOWS (UNAUDITED)

For the six-month periods ended June 30, 2019 and 2018

	June 30,	June 30,
	2019	2018
Cash Flows from Operating Activities
Net Loss	$(2,332,902)	$(1,015,629)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	52,579	12,198
Stock-based compensation	9,784	4,625
Note issued as compensation	-	39,412
Loan discount amortization	-	49,547
Changes in operating assets and liabilities:
Change in receivables	(4,287)	(68,105)
Change in inventory	(131,699)	(186,961)
Change in prepaid expenses	(30,185)	(10,023)
Change in deposits	15,000	(114,000)
Change in other non-current asset	(54,890)	-
Change in accounts payable and accrued liabilities	(263,752)	262,592
Change in accrued interest	-	26,775
Net Cash Used in Operating Activities	(2,740,352)	(999,569)

Cash Flows from Investing Activities
Purchases of property and equipment	(172,108)	(20,305)
Net Cash Used in Investing Activities	(172,108)	(20,305)

Cash Flows from Financing Activities
Proceeds from issuance of preferred stock	-	2,375,918
Offering costs	(1,043)	(239,491)
Repayments short-term inventory financing	-	(57,954)
Proceeds from KISS agreements, net of placement fees	-	485,000
Proceeds from SAFE agreements	-	595,000
Net Cash Provided by/(Used in) Financing Activities	(1,043)	3,158,473

Net Change In Cash	(2,913,503)	2,138,599

Cash at Beginning of Period	4,253,065	52,212
Cash at End of Period	$1,339,562	$2,190,811

Supplemental Disclosure of Cash Flow Information:
Cash paid for interest	$-	$5,478
Cash paid for income taxes	$-	$-

Supplemental Disclosure of Non-Cash Financing Activity
Conversion of SAFE agreement to preferred stock	$-	$1,829,960
Conversion of KISS note to preferred stock	$-	$1,514,000
Conversion of Crowd Note to preferred stock	$-	$248,642
Conversion of accrued interest to preferred stock	$-	$66,524
Note issued as compensation	$-	$39,412

See accompanying notes, which are an integral part of these financial statements.

NOWRX, INC.

NOTES TO FINANCIAL STATEMENTS

As of June 30, 2019 (unaudited) and December 31, 2018 (audited) and for the six-month periods ended June 30, 2019 and 2018 (unaudited)

NOTE 1: NATURE OF OPERATIONS

NowRx, Inc. (the “Company”), is a corporation organized February 19, 2015 under the laws of Delaware. The Company is an on-demand pharmacy that fulfills and delivers customer prescriptions using a web and application-based platform.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Company is dependent upon additional capital resources for its planned full-scale operations and is subject to significant risks and uncertainties; including failing to secure funding to continue to operationalize the Company’s plans or failing to profitably operate the business.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company’s cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of June 30, 2019 and December 31, 2018, the Company’s cash balances exceeded federally insured limits by $839,562 and $4,003,065, respectively. As of December 31, 2018, $60,000 of the cash balance is restricted due to collateral requirements for a letter of credit (LOC) in the same amount used in lieu of a security deposit for one of the Company’s locations.

Accounts Receivable

The Company assesses its receivables based on historical loss patterns, aging of the receivables, and assessments of specific identifiable customer accounts considered at risk or uncollectible.  The Company also considers any changes to the financial condition of its customers and any other external market factors that could impact the collectability of the receivables in the determination of the allowance for doubtful accounts.  The Company has recorded an allowance against its accounts receivable balances of $15,372 and $15,372 as of June 30, 2019 and December 31, 2018, respectively.

NOWRX, INC.

NOTES TO FINANCIAL STATEMENTS

As of June 30, 2019 (unaudited) and December 31, 2018 (audited) and for the six-month periods ended June 30, 2019 and 2018 (unaudited)

Inventory

Inventory is stated at the lower of cost or market and accounted for using the weighted average cost method. The inventory balances of $578,024 and $446,325 as of June 30, 2019 and December 31, 2018, respectively, consisted of pharmaceuticals and related products. The Company records impairment and obsolescence reserves against its inventory balances as deemed necessary.

Property and Equipment

Property and equipment are recorded at cost when purchased. Depreciation is recorded for property and equipment using the straight-line method over the estimated useful lives of assets, which range from 5-15 years. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. Depreciation charges on property and equipment totaled $52,579 and $12,198 for the periods ended June 30, 2019 and 2018, respectively. The Company’s property and equipment consisted of the following as of June 30, 2019 and December 31, 2018:

	6/30/2019	12/31/2018
Automobiles	$175,311	$58,321
Furniture and equipment	283,267	265,184
Leasehold improvements	146,434	109,399
Property and equipment, at cost	605,012	432,904
Less: accumulated depreciation	(101,930)	(49,351)
Property and equipment, net	$503,082	$383,553

Fair Value of Financial Instruments

Financial Accounting Standards Board (“FASB”) guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

NOWRX, INC.

NOTES TO FINANCIAL STATEMENTS

As of June 30, 2019 (unaudited) and December 31, 2018 (audited) and for the six-month periods ended June 30, 2019 and 2018 (unaudited)

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. Cost of goods sold includes product costs, while delivery related costs are included in general and administrative costs in the statement of operations.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, Compensation - Stock Compensation.  Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period.  The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505, Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company’s common stock or stock award on the date that the commitment for performance by the counterparty has been reached or the counterparty’s performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Research and Development

Research and development costs are expensed as incurred. Total expense related to research and development was $375,109 and $22,816 for the periods ended June 30, 2019 and 2018, respectively.

Sales and Marketing

Sales and marketing costs are expensed as incurred and include advertising costs related to the Series A Preferred Stock offering. Total expense related to sales and marketing was $405,312 and $162,253 for the periods ended June 30, 2019 and 2018, respectively.

Deferred Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to stockholders’ equity upon the completion of an offering or to expense if the offering is not completed.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes.  Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse.  A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.

NOWRX, INC.

NOTES TO FINANCIAL STATEMENTS

As of June 30, 2019 (unaudited) and December 31, 2018 (audited) and for the six-month periods ended June 30, 2019 and 2018 (unaudited)

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date.  In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards.  Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future. The Company had net operating loss carryforwards of $7,715,904 and $5,414,830 as of June 30, 2019 and December 31, 2018, respectively. The Company pays Federal and California income taxes at rates of approximately 21% and 8.8%, respectively, and has used an effective blended rate of 28% to derive net tax assets of $2,199,837 and $1,534,220 as of June 30, 2019 and December 31, 2018, respectively, resulting from its net operating loss carryforwards and other temporary book to tax differences. Due to uncertainty as to the Company’s ability to generate sufficient taxable income in the future to utilize the net operating loss carryforwards before they begin to expire in 2035, the Company has recorded a full valuation allowance to reduce the net deferred tax asset to zero.

The Company files U.S. federal and state income tax returns. All previous tax returns have been filed. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

In December 2017, the Tax Cuts and Jobs Act (the “Tax Act”) was enacted into law and the new legislation contains several key tax provisions that affected the Company, including a reduction of the corporate income tax rate to 21% effective January 1, 2018, among others. The Company is required to recognize the effect of the tax law changes in the period of enactment, such as determining the transition tax, remeasuring deferred tax assets and liabilities, as well as reassessing the net realizability of our deferred tax assets and liabilities. The Company used the new tax rates in calculating its 2018 and 2017 deferred tax assets, resulting in a decrease of its December 31, 2017 net deferred tax assets of $199,576.

Net Earnings or Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net earnings or loss per share if their inclusion would be anti-dilutive. As all potentially dilutive securities are anti-dilutive as of June 30, 2019 and 2018, diluted net loss per share is the same as basic net loss per share for each period.

NOWRX, INC.

NOTES TO FINANCIAL STATEMENTS

As of June 30, 2019 (unaudited) and December 31, 2018 (audited) and for the six-month periods ended June 30, 2019 and 2018 (unaudited)

NOTE 3: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.  The Company is a business that has not yet generated profits, has sustained net losses of $2,332,902 and $1,015,629 during the periods ended June 30, 2019 and 2018, respectively, and has an accumulated deficit of $7,296,459 as of June 30, 2019.

The Company’s ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts.

These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 4:  FINANCING ARRANGEMENTS

In August 2017, the Company entered into an inventory financing arrangement of $62,100 with Kabbage, an inventory financier. The loan is secured by all assets of the Company, bears an interest rate of approximately 24% per annum, and is payable over six months, with expected average monthly payments of approximately $11,075, for a total repayment of $66,447. The loan was repaid in full during the year ended December 31, 2018.

In December 2017, the Company entered into a second inventory financing arrangement of $26,200 with Kabbage, an inventory financier. The loan is secured by all assets of the Company, bears an interest rate of approximately 24% per annum, and is payable over six months, with expected average monthly payments of approximately $4,672, for a total repayment of $28,032. The loan was repaid in full during the year ended December 31, 2018.

The total interest incurred on these loans for the periods ended June 30, 2019 and 2018 was $0 and $5,478, respectively.

KISS Agreements

On December 19, 2016, the Company entered into a KISS agreement (Keep it Simple Security) with a third party for $50,000. The instrument matures in 24 months and bears 5% interest per annum. During the year ended December 31, 2017, the Company issued additional KISS notes for total principal of $979,819, maturing after terms of 24 months, and bearing interest at 5% per annum. Of that amount, $40,000 were converted to KISS agreements from previously outstanding SAFE agreements, while the remaining $939,819 were cash investments. During the twelve-month period ended December 31, 2018, the Company issued $485,000 additional KISS notes, maturing after terms of 24 months and bearing interest at 5% per annum.

NOWRX, INC.

NOTES TO FINANCIAL STATEMENTS

As of June 30, 2019 (unaudited) and December 31, 2018 (audited) and for the six-month periods ended June 30, 2019 and 2018 (unaudited)

If and upon a qualified financing where the Company sells preferred stock of $1,000,000 or greater, the instruments’ face value along with accrued interest will automatically convert to preferred stock at a discount of 20% to the pricing in the triggering round or the price per share implied by a pre-money valuation of $6,000,000 or $10,000,000 (varies by agreement issuance date) on the Company’s fully diluted capitalization. Such a conversion includes a “shadow series” provision, which limits the holder’s liquidation preference to the discounted purchase price.

If and upon a corporate transaction, the KISS becomes convertible into the number of shares determined by dividing the then outstanding principal and interest by the price per share implied by a pre-money valuation of $6,000,000 or $10,000,000 (varies by agreement issuance date) on the Company’s fully diluted capitalization, or is payable to the noteholder in the amount of two times the principal amount, at the noteholder’s election.

If at maturity neither of the aforementioned conversions have occurred, the noteholder may elect to convert the KISS and any unpaid accrued interest into the number of shares determined by dividing the then outstanding principal and interest by the price per share implied by a pre-money valuation of $6,000,000 or $10,000,000 (varies by agreement issuance date) on the Company’s fully diluted capitalization.

The Company analyzed the note for beneficial conversion features, and concluded the conversion terms did not constitute beneficial conversion features. During the year ended December 31, 2018, all KISS notes were converted into Series A Preferred Stock, as discussed at Note 5.

Loan placement fees of $50,144 were incurred in connection with the 2016-2017 issuances of these notes and were recorded as discounts to the notes. The Company amortized such fees to interest expense over a 24-month period, which is the Company’s estimate of when these notes will convert. The unamortized costs were charged to interest expense at the conversion date.

As of June 30, 2019 and December 31, 2018, $0 and $0, of KISS notes were issued and outstanding. Interest expense of $0 and $56,170 (inclusive of loan fee amortization) was recognized during the period ended June 30, 2019 and the year ended December 31, 2018 on such notes, all of which was converted along with principal into Series A Preferred Stock, as discussed at Note 5.

SAFE Agreements

In 2016, 2017, and 2018, the Company issued simple agreements for future equity (SAFE Agreement) in exchange for cash investments of $622,500, $207,460, and $595,000, respectively. During 2017, $40,000 of SAFE agreements were converted to KISS agreements. The SAFE Agreements entitle the holder to convert the SAFE agreements into the Company’s preferred stock (this classification of stock has not yet been authorized or established). The terms provide for automatic conversion of the SAFE agreements’ purchase amounts into the Company’s preferred stock if and upon a qualified equity financing event, which is generally defined as a transaction or series of transactions involving the issuance of the Company’s preferred stock at a fixed pre-money valuation. The number of shares of preferred stock the SAFE agreement converts into is the Purchase Amount divided by the price per share determined by either: a) a $6,000,000 or $10,000,000 (dependent upon issuance date) pre-money valuation on the Company’s then outstanding capitalization (as further defined in the agreements), or b) a 20% discount to the share pricing in the triggering equity financing. $47,500 of the 2016 issuances contain an additional provision providing a future purchase right to additional purchases of preferred stock at the same terms and pricing as the SAFE conversions, which results in a potential increase to the aggregate purchase amount of $47,500.

NOWRX, INC.

NOTES TO FINANCIAL STATEMENTS

As of June 30, 2019 (unaudited) and December 31, 2018 (audited) and for the six-month periods ended June 30, 2019 and 2018 (unaudited)

In the case of a liquidation event (as defined in the SAFE agreement), the SAFE agreement is convertible into either: A) cash of the Purchase Amount; B) the number of shares determined by dividing the Purchase Amount by the Company’s then outstanding capitalization (as defined in the agreement).

The SAFE agreements provide holders with various additional protections, including preferences over unitholders in a dissolution event for payment of the Purchase Amount and anti-dilution protections. If the SAFE agreement converts into the Company’s preferred stock, it will have all the same rights and privileges of the preferred stock from the triggering financing, except that the liquidation preference will be equal to the Purchase Amount.

During 2018, all SAFE agreements were converted into Series A Preferred Stock, as discussed at Note 5.

Crowd Notes Payable

The Company conducted an offering of convertible securities (“Crowd Notes”) under Regulation CF during 2017, resulting in the issuance of $209,230 of Crowd Notes during the year ended December 31, 2017. As compensation on the offering to its broker, the Company issued an additional $39,412 of Crowd Notes during the period ended December 31, 2018. The Crowd Notes bear interest at 5%, compounded quarterly, and do not have a stated maturity date. The Crowd Notes are convertible into the Company’s stock upon a future qualified equity financing of $1,000,000 or greater, or upon a corporate transaction (as defined in the note agreements). The conversion price on the notes is the lesser of a 20% discount or the price per share implied by a $6,000,000 pre-money valuation on the Company’s fully diluted capitalization.

Loan placement fees of $26,942 were incurred in connection with this offering and were recorded as discounts to the notes during the year ended December 31, 2017. An additional $39,411 was incurred and recorded related to the aforementioned Crowd Note compensation provided to its broker in the offering for the year ended December 31, 2018. The Company is amortizing such fees to interest expense over a 24-month period, which is the Company’s estimate of when these notes will convert. As the Crowd Notes converted into the Company’s Series A Preferred Stock during the six-month period ended June 30, 2018, all unamortized loan fees were charged to interest expense during the six-month period ended June 30, 2018.

As of December 31, 2017, $209,230 of Crowd Notes were issued and outstanding, which were presented net of unamortized loan expenses of $18,206, for a carrying balance of $191,024 as of December 31, 2017. Interest expense of $5,492 was recognized during the year ended December 31, 2017 on such notes, of which none was paid so the full amount remains on the balance sheet as accrued interest payable. Interest expense, inclusive of amortization of loan fees, of $22,211 was recorded for the period ended June 30, 2018.

During 2018, all Crowd Notes were converted into Series A Preferred Stock, as discussed at Note 5.

NOWRX, INC.

NOTES TO FINANCIAL STATEMENTS

As of June 30, 2019 (unaudited) and December 31, 2018 (audited) and for the six-month periods ended June 30, 2019 and 2018 (unaudited)

NOTE 5: STOCKHOLDERS’ EQUITY/(DEFICIT)

Capital Structure

The Company has authorized 20,000,000 shares of $0.00001 par value common stock and 10,000,000 shares of $0.00001 par value Series A Preferred Stock. As of each June 30, 2019 and December 31, 2018, 8,527,500 shares of common stock were issued and outstanding. As of each June 30, 2019 and December 31, 2018, 8,853,173 and 8,841,630 shares of Series A Preferred Stock were issued and outstanding, respectively.

The preferred stockholders have certain dividend preferences over common stockholders. The preferred stock are subject to an optional conversion right, where the preferred stock are convertible into fully paid and non-assessable shares of common stock at a 1:1 rate, with certain dilution protections and automatic conversion upon a qualifying IPO or vote of preferred stockholders (each as defined in the certificate of incorporation). The preferred stockholders are entitled to a liquidation preference over common stockholders at the preferred stock purchase price ($2.00) per share, providing a total liquidation preference of $17,706,346 and $17,683,260 as of June 30, 2019 and December 31, 2018, respectively. Preferred stockholders have voting rights on an as-converted basis.

Common Stock

In June of 2015, the Company issued its two founders a total of 8,500,000 shares of common stock at $0.00001 per share, in exchange for $850 of cash and intellectual property. These stock issuances were conducted under terms of restricted stock purchase agreements and are subject to vesting terms contingent upon continuous service with the Company, which provide the Company the right to repurchase unvested shares at the original purchase price. These shares vest at 1/48 per month, commencing May 2015. As of December 31, 2017, 5,489,583 of the shares had vested. During 2018, the founders entered into an agreement to re-vest their shares. Under this agreement, the total outstanding common stock become 50% vested and 50% unvested, and then vest monthly over 24 months commencing March 2018. As of June 30, 2019 and December 31, 2018, 6,906,250 and 5,843,750 shares of common stock were vested, respectively.

During 2018, the founders of the Company transferred a collective total of 1,700,000 shares of common stock to another co-founder.

Preferred Stock

The Company conducted an offering of its Series A Preferred Stock in 2018, issuing 3,499,878 shares of Series A Preferred Stock at $2.00 per share, providing gross proceeds of $6,999,721. In conjunction with this offering, the Company issued its broker 163,451 shares of Series A Preferred Stock valued at $326,900, in addition to cash broker fees and other associated offering costs with this offering, which were charged to additional paid-in capital.

This offering triggered conversion of all outstanding SAFE agreements, KISS notes, and Crowd Notes into Series A Preferred Stock. SAFE agreements with purchase amounts totaling $1,829,960 were converted into 2,540,006 shares of Series A Preferred Stock at conversion prices of $0.60 or $1.00 per share. KISS notes with outstanding principal and accrued interest totaling $1,571,028 were converted into 2,206,195 shares of Series A Preferred Stock at conversion prices of $0.60 or $1.00 per share. Crowd Notes with outstanding principal and accrued interest totaling $258,138 were converted into 432,100 shares of Series A Preferred Stock at conversion prices of $0.60 per share.

NOWRX, INC.

NOTES TO FINANCIAL STATEMENTS

As of June 30, 2019 (unaudited) and December 31, 2018 (audited) and for the six-month periods ended June 30, 2019 and 2018 (unaudited)

During the six-month period ended June 30, 2019, 11,543 shares of Series A preferred stock were issued to a broker as compensation, which were recorded at fair value of $23,086 against additional paid-in capital and offering costs.

2015 Equity Incentive Plan

The Company adopted the 2015 Equity Incentive Plan (the “Plan”), as amended and restated. The Plan permits the grant of stock options, stock appreciation rights and restricted stock to attract and retain employees and consultants. Under the Plan, the Company issues stock appreciation rights and options having a term of up to ten years and a strike price of no less than fair market value of common stock at the time of issuance. Restricted stock is subject to vesting restrictions determined on a case-by-case basis. While shares may be restricted, the restricted stockholder retains voting rights for each share, regardless of restriction. Upon termination of employment or services, the Company may exercise its repurchase option over unvested equity interests. The Company issues new common shares upon the exercise of options.

The Company has reserved 1,500,000 shares of common stock under the Plan. As of June 30, 2019 and December 31, 2018, 243,170 and 569,445 shares of common stock were available for grant under the Plan, respectively. A summary of options activities for the periods ended June 30, 2019 and December 31, 2018 is as follows:

	June 30, 2019		December 31, 2018
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding - beginning of year	903,055	$0.07	970,500	$0.05
Granted	333,775	$0.21	137,555	$0.21
Exercised	-	$-	(27,500)	$0.05
Forfeited	(7,500)	$0.21	(177,500)	$0.05
Outstanding - end of year	1,229,330	$0.09	903,055	$0.07

Exercisable at end of year	738,896	$0.05	738,896	$0.05

Weighted average grant date fair value of options granted during year	$0.115		$0.105

Intrinsic value of options outstanding at year-end	$125,840		$127,090

Weighted average duration (years) to expiration of outstanding options at year-end	7.5		7.5

Weighted average duration (years) to expiration of exercisable options at year-end	6.5		6.5

NOWRX, INC.

NOTES TO FINANCIAL STATEMENTS

As of June 30, 2019 (unaudited) and December 31, 2018 (audited) and for the six-month periods ended June 30, 2019 and 2018 (unaudited)

The Company measures employee stock-based awards at grant-date fair value and recognizes employee compensation expense on a straight-line basis over the vesting period of the award. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company’s common stock, and for stock options, the expected life of the option, and expected stock price volatility. The Company used the Black-Scholes option pricing model to value its stock option awards. The assumptions used in calculating the fair value of stock-based awards represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

The expected life of stock options was estimated using the “simplified method,” which is the midpoint between the vesting start date and the end of the contractual term, as the Company has limited historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock options grants. The simplified method is based on the average of the vesting tranches and the contractual life of each grant. For stock price volatility, the Company uses comparable public companies as a basis for its expected volatility to calculate the fair value of options grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option. The estimation of the number of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the Company’s current estimates, such amounts are recognized as an adjustment in the period in which estimates are revised.

The stock option issuances were valued using the using the following inputs for the periods ended June 30, 2019 and December 31, 2018:

	June 30, 2019	December 31, 2018
Risk Free Interest Rate	1.90%	2.51%
Expected Dividend Yield	0.00%	0.00%
Expected Volatility	50.00%	50.00%
Expected Life (years)	7 - 8	5 - 7
Fair Value per Stock Option	$0.115	$0.105

The Company calculated its estimate of the value of the stock compensation granted for the periods ended June 30, 2019 and December 31, 2018 under FASB ASC 718 and FASB ASC 505, and recorded compensation costs related to the stock option grants of $9,784 and $9,043, respectively. As of June 30, 2019, there is $44,608 of stock-based compensation to be recognized over a weighted-average period of approximately 3 years.

NOWRX, INC.

NOTES TO FINANCIAL STATEMENTS

As of June 30, 2019 (unaudited) and December 31, 2018 (audited) and for the six-month periods ended June 30, 2019 and 2018 (unaudited)

NOTE 6: RELATED PARTY TRANSACTIONS

During 2015, the Company’s co-founders extended financing of $65,000 and $15,000, a Director extended financing in the amount of $50,000, and an employee extended financing to the Company in the amount of $25,000. In 2016, that employee issued another $10,000. In 2018, that Director issued another $250,000 to the Company. All such financings were through the SAFE agreements discussed in Note 4. All such balances remained outstanding as of December 31, 2017 and were converted during 2018 to Series A Preferred Stock, as discussed in Note 5.

The Company reimburses the CEO for an apartment on a month-to-month basis. Rent is $1,677 per month and is available for reimbursement monthly.

NOTE 7:  LEASE ARRANGEMENTS

In June 2015, the Company entered into a 3-year operating lease agreement for office space. The agreement called for a security deposit of $8,898 and monthly payments of $4,194 for the first year, with subsequent annual rent increases of 3% over the next two years. Additionally, the Company is responsible for 18% of the homeowners’ association dues, which currently totals $200-$300 per month. In April 2018, the Company extended the existing lease 3-year operating lease for the office space. The security deposit was lowered to $5,051 creating the difference of $3,848 being credited towards rent in August 2018.

Future minimum payments under this lease are as follows:

2019	$29,136
2020	60,019
2021	20,203
Total future minimum lease payments	$109,358

For the periods ended June 30, 2019 and 2018, the Company incurred $31,244 and $29,117 of rent expense related to this lease, respectively.

Lease Agreement

In July 2018, the Company entered into a 5-year operating lease agreement for office space in San Jose, California. The agreement called for a security deposit of $50,000 and monthly payments of $4,877 for the first year, with subsequent annual rent increases of 3% over the next four years. Additionally, the Company is responsible for 0.027% of the common area maintenance charges of the complex.

NOWRX, INC.

NOTES TO FINANCIAL STATEMENTS

As of June 30, 2019 (unaudited) and December 31, 2018 (audited) and for the six-month periods ended June 30, 2019 and 2018 (unaudited)

Future minimum payments under this lease are as follows:

2019	$30,408
2020	61,184
2021	63,019
2022	64,910
2023	32,935
Total future minimum lease payments	$252,456

For the periods ended June 30, 2019 and 2018, the Company incurred $42,624 and $0 of rent expense related to this lease, respectively.

Lease Agreement

In August 2018, the Company entered into a 3-year operating lease agreement for office space in Mountain View, California. The agreement called for a security deposit of $10,000 and monthly payments of $1,320 for the first year, with subsequent annual rent increases of 3% over the next two years. Additionally, the Company is responsible for $285 per month of the common area maintenance charges of the complex.

Future minimum payments under this lease are as follows:

2019	$8,078
2020	19,740
2021	20,220
Total future minimum lease payments	$48,038

For the periods ended June 30, 2019 and 2018, the Company incurred $9,762 and $0 of rent expense related to this lease, respectively.

Lease Agreement

In December 2018, the Company entered into a 5-year operating lease agreement for office space in Santa Ana, California starting in January 2019. The agreement called for a security deposit of $50,000 and monthly payments of $8,531 for the first year, with subsequent annual rent increases of 3% over the next five years.

Future minimum payments under this lease are as follows:

2019	$51,188
2020	105,446
2021	108,610
2022	111,868
2023	115,224
Total future minimum lease payments	$492,336

For the period ended June 30, 2019, the Company incurred $101,188 of rent expense related to this lease, inclusive of $50,000 of forfeited lease surrender value.

NOWRX, INC.

NOTES TO FINANCIAL STATEMENTS

As of June 30, 2019 (unaudited) and December 31, 2018 (audited) and for the six-month periods ended June 30, 2019 and 2018 (unaudited)

Lease Agreement

In February 2019, the Company entered into a 5-year operating lease agreement for office space in Burlingame, California starting in February 2019. The agreement called for a security deposit of $30,000 and monthly payments of $8,742 for the first year, with subsequent annual rent increases of 3% over the next four years. Additionally, the Company is responsible for 25% of the common area maintenance charges of the complex.

Future minimum payments under this lease are as follows:

2019	$52,452
2020	107,789
2021	111,023
2022	114,348
2023	117,776
2024	9,839
Total future minimum lease payments	$513,227

For the periods ended June 30, 2019 and 2018, the Company incurred $43,935 and $0 of rent expense related to this lease.

Lease Agreement

In February 2019, the Company entered into a 1-year and 4-month operating lease agreement for office space in Mountain View, California starting in February 2019. The agreement called for a security deposit of $5,066 and monthly payments of $4,918 for the first year, with subsequent annual rent increases of 3% over the next year. Additionally, the Company is responsible for 21% of the common area maintenance charges of the complex.

Future minimum payments under this lease are as follows:

2019	$29,508
2020	35,459
Total future minimum lease payments	$64,957

For the periods ended June 30, 2019 and 2018, the Company incurred $26,972 and $0 of rent expense related to this lease.

NOTE 8: COMMITMENTS AND CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOWRX, INC.

NOTES TO FINANCIAL STATEMENTS

As of June 30, 2019 (unaudited) and December 31, 2018 (audited) and for the six-month periods ended June 30, 2019 and 2018 (unaudited)

NOTE 9: CONCENTRATIONS

The Company has significant concentrations in its account receivables, where approximately 56% and 30% of its accounts receivable balance as of June 30, 2019 and December 31, 2018, respectively, were held with one pharmacy services administration organization (PSAO) payor and 25% of its accounts receivable were held with a pharmacy as of June 30, 2019. Should these payors no longer be able to satisfy these obligations to the Company, it would have a significantly adverse effect to the Company.

Approximately 95% of the Company’s products are procured through a single supplier. Should this supplier no longer be willing or able to satisfy the Company’s product needs it could adversely affect the Company’s business.

NOTE 10: RECENT ACCOUNTING PRONOUNCEMENTS

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606). This ASU supersedes the previous revenue recognition requirements in ASC Topic 605—Revenue Recognition and most industry-specific guidance throughout the ASC. The core principle within this ASU is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers, which deferred the effective date for ASU 2014-09 by one year to fiscal years beginning after December 15, 2017, while providing the option to early adopt for fiscal years beginning after December 15, 2016. Transition methods under ASU 2014-09 must be through either (i) retrospective application to each prior reporting period presented, or (ii) retrospective application with a cumulative effect adjustment at the date of initial application. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures, including but not limited to a review of accounting policies, internal controls and processes. The Company is evaluating the impact of this new standard and plans to implement this new standard effective January 1, 2019.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2019, including interim periods within those fiscal years. Early adoption is permitted. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 11: SUBSEQUENT EVENTS

SAFE Agreements

Subsequent to June 30, 2019, the Company issued simple agreements for future equity (SAFE Agreement) in exchange for cash investments totaling $625,000 (the “Purchase Amount”). The SAFE Agreements entitle the holder to convert the SAFE agreements into the Company’s preferred stock (this classification of stock has not yet been authorized or established). The terms provide for automatic conversion of the SAFE agreements’ purchase amounts into the Company’s preferred stock if and upon a qualified equity financing event, which is generally defined as a transaction or series of transactions involving the issuance of the Company’s preferred stock at a fixed pre-money valuation. The number of shares of preferred stock the SAFE agreement converts into is the Purchase Amount divided by the discount price. Discount rate is 15% for the $325,000, 20% for $150,000, and 50% for the $150,000.

NOWRX, INC.

NOTES TO FINANCIAL STATEMENTS

As of June 30, 2019 (unaudited) and December 31, 2018 (audited) and for the six-month periods ended June 30, 2019 and 2018 (unaudited)

In the case of a liquidation event (as defined in the SAFE agreement) before the termination of the SAFE, the SAFE will automatically be entitled to receive a portion of proceeds equal to the greater of a) cash of the Purchase Amount; b) the amount payable on the number of Common Stock shares equal to the Purchase Amount divided by the Liquidity Price (as defined in the agreement).

The SAFE agreements provide holders with various additional protections, including preferences over unitholders in a dissolution event for payment of the Purchase Amount and anti-dilution protections. If the SAFE agreement converts into the Company’s preferred stock, it will have all the same rights and privileges of the preferred stock from the triggering financing, except that the liquidation preference will be equal to the Purchase Amount.

As of September 20, 2019, no SAFE agreements were converted into Series A Preferred Stock.

Regulation A Offering

On September 20, 2019, the Company commenced an offering pursuant to Regulation A under the Securities Act of 1933, as amended (the “2019 Regulation A Offering”), pursuant to which it is offering to sell up to 5,800,969 shares of its Series B Preferred Stock, convertible into shares of Common Stock, at a price of $3.4477 per share. The Company intends to utilize the net proceeds from the 2019 Regulation A Offering to execute on its business plans.

Management’s Evaluation

Management has evaluated subsequent events through September 20, 2019, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.

Item 4. Exhibits

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

Exhibit Number	Description

2.1	Amended and Restated Certificate of Incorporation (1)
2.2	Form of Second Amended and Restated Certificate of Incorporation (2)
2.3	Bylaws (3)
3.1	Form of email notice to Series A Preferred Stockholders regarding right of first refusal (4)
3.2	Series A Preferred Stock Conversion Agreement (5)
4	Form of Subscription Agreement (6)
8	Form of Escrow Agreement (7)

(1) Filed as an exhibit to the NowRx, Inc. Report on Form 1-K for the fiscal year ended December 31, 2017 and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1702206/000114420418023635/tv492499_ex2-1.htm

(2) Filed as an exhibit to the NowRx, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11058) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1702206/000114420419044606/tv529216_ex2-2.htm

(3) Filed as an exhibit to the NowRx, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10792) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1702206/000114420418002814/tv481456_ex2-3.htm

(4) Filed as an exhibit to the NowRx, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11058) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1702206/000114420419044606/tv529216_ex3-1.htm

(5) Filed as an exhibit to the NowRx, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11058) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1702206/000114420419040140/tv526960_ex3-3.htm

(6) Filed as an exhibit to the NowRx, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11058) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1702206/000114420419044606/tv529216_ex4.htm

(7) Filed as an exhibit to the NowRx, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11058) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1702206/000114420419044606/tv529216_ex8.htm

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Mountain View, California, on September 30, 2019.

NowRx, Inc.

/s/ Cary Breese
By: Cary Breese, Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the date indicated.

/s/ Cary Breese
Cary Breese, Chief Executive Officer,
Principal Financial Officer, Principal Accounting Officer, Director
Date: September 30 , 2019

/s/ Sumeet Sheokand
Sumeet Sheokand, Director
Date: September 30, 2019

/s/ Barry Karlin
Barry Karlin, Director
Date: September 30, 2019